UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

Under the Securities Exchange Act of 1934
(Amendment No._)*

Holloman Energy Corporation
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(Name of Issuer)

Common Stock
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(Title of Class of Securities)

435694 10 4
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(CUSIP Number)

Will Hart, Hart & Trinen, 1624 Washington St., Denver, CO 80203 - (303) 839-0061
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

November 21, 2007
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(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

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                             CUSIP No. 435694 10 4
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(1) Names of reporting persons.                          Holloman Oil & Gas Ltd.
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(2) Check the appropriate box if a member of a group                         (a)
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(see instructions)                                                           (b)
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(3) SEC use only
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(4) Source of funds (see instructions)                                        OO
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(5) Check if disclosure of legal proceedings is
    required pursuant to Items 2(d) or 2(e)
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(6) Citizenship or place of organization                               Australia
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Number of shares beneficially owned by each reporting person with:
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(7) Sole voting power                                                 17,237,500
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(8) Shared voting power
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(9) Sole dispositive power                                            17,237,500
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(10) Shared dispositive power
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(11) Aggregate amount beneficially owned by each reporting person     17,237,500
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(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
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(13) Percent of class represented by amount in Row (11)                   16.1 %
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(14) Type of reporting person (see instructions)                              CO
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Item 1.  Security and Issuer.

     This statement on Schedule 13D relates to the common stock, par value $0.001, of Holloman Energy Corporation ("Holloman Energy"), a Nevada corporation. The principal executive office of Holloman Energy is located at 333 North Sam Houston Parkway East, Suite 600, Houston, Texas, 77060. Holloman Energy is principally engaged in the acquisition, exploration and development of oil and gas properties in Australia.

Item 2.  Identity and Background.

     The name of the corporation filing this statement is Holloman Oil & Gas Ltd., an Australian corporation. Holloman Oil & Gas Ltd's principal business and principal office address is Unit 8-9, 88 Forrest Street, Cottesloe, WA 6011, Australia. Holloman Oil & Gas Ltd is principally engaged in the acquisition, exploration and development of natural resources in Australia.

     Holloman Oil & Gas Ltd. was not involved in any criminal or civil proceedings described in sections (2)(d) or (2)(e) of this Item.


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

Item 3.  Source and Amount of Funds or Other Consideration.

     See Item 5 of this Schedule.

Item 4.  Purpose of Transaction.

     Holloman Oil & Gas Ltd. acquired shares of Holloman Energy's common stock for private investment. Holloman Oil & Gas Ltd. does not have any plans or proposals which would relate to or result in actions listed by sections (a)-(j) of this Item.

Item 5.  Interest in Securities of the Issuer.

     In November 2007 Holloman Energy acquired Holloman Petroleum Pty. Ltd. in exchange for shares of Holloman Energy's common stock. Holloman Oil & Gas Ltd was the principal shareholder of Holloman Petroleum Pty. Ltd. and received 17,237,500 shares of Holloman Energy's common stock in exchange for its shares in Holloman Petroleum Pty. Ltd.

     Holloman Oil & Gas Ltd. beneficially owns 17,237,500 shares of Holloman Energy's common stock which represents 16.1% of the outstanding common stock of Holloman Energy. Holloman Oil & Gas Ltd. has the sole power to vote and dispose of these 17,237,500 shares.

     The shares of Holloman Energy acquired by Holloman Oil & Gas Ltd. were acquired in a private transaction.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     None.

Item 7.  Material to be Filed as Exhibits.

     None.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          HOLLOMAN OIL & GAS, LTD.


                                          By:
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Date                                              Signature


                                          ----------------------------------
                                          Name and Title